July 29, 2024

Chris Zuehlsdorff
Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
1720 W Division St.
Chicago, IL 60622

       Re: Iroquois Valley Farmland REIT, PBC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 3
           Filed July 11, 2024
           File No. 024-11881
Dear Chris Zuehlsdorff:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Board Compensation, page 113

1. Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and
       Analysis. See the Instruction to Item 402(r) referring to Instruction 1 to Item 402(n)(2)(v)
       and (n)(2)(vi) of Regulation S-K.
Management Compensation, page 113

2. We reissue prior comment 4. As required by Item 402(n)(2)(iv) of Regulation S-K, please revise your summary compensation table for 2023 to include Mr.
Zuehlsdorff   s stock
       bonus related to his service in 2023. Please ensure all compensation, including stock, options and non-equity incentive plan compensation are included in the summary compensation tables provided.
 July 29, 2024
Page 2


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Brett Heeger, Esq,